Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

AMERISOURCE-BERGEN CORPORATION
MERGER HOTLINE/E-MAIL Q & A

AS OF 05/14/01

QUESTION
--------
Assuming the merger is approved by all parties, will the dollar amount accumulated by the BBC Medical Plan be transferred to the new plan or will we get to "start over" again accumulating towards the lifetime cap? For instance, say that over the course of 8 years, BBC paid out $100,000.00 worth of medical bills on an associate. With the new plan decided upon by the new corporation, will that $100,000.00 come into play or will there be a beginning balance of $0?

ANSWER
------
This is one of a number of decisions that will have to be made about the new company's health plans. The question of whether and when to merge or create new health plans, will be determined through the integration analysis process. Until then, we will not be able to answer your question.


QUESTION
--------
How will severance packages be paid out? In a lump payment or weekly?

When it comes to the severance package that will be offered, will that come in a lump sum or will it be split up? If it is to be split, how would it be done?

ANSWER
------
A decision has not been made as to how severance will be paid, e.g., lump sum payment or bi-weekly payments. It is a decision that will be determined through the integration analysis process.


QUESTION
--------
Regarding personal days, you did not actually answer it through your last update. Does AmeriSource offer 2 paid personal days to their employees? And how differently are their sick days from ours? Can you explain?

ANSWER
------
AmeriSource has six standard holidays and three floating personal holidays. AmeriSource has PTO, "Paid Time Off" of up to 48 hours per year, in lieu of sick days. No decisions have been made as to the benefits that will be provided in the new company. Decisions such as the number of holidays, vacation schedules, sick pay, and other benefits will be determined through the integration analysis process.


QUESTION
--------
Does AmeriSource offer flex days?

ANSWER
------
Yes, AmeriSource does offer flex days.

QUESTION
--------
Are consultants in place now, to help organize the new structure?

ANSWER
------
Yes. As part of our process for creating an orderly and smooth transition to AmeriSource-Bergen Corporation, we have hired Deloitte Consulting. They will assist us in the integration activities by helping to gather information, analyze data, and develop action plans that will enable us to make sound decisions as we bring Bergen Brunswig and AmeriSource together. Deloitte Consulting will report to the combined management team who will lead the integration. Deloitte was selected because of their extensive experience with merger projects and their in-depth knowledge of the pharmaceutical and healthcare supply chain. They have consulted on numerous merger integration projects, many IT integrations, several pharmaceutical distribution supply chain strategy activities, and a variety of supply chain projects. We will continue to keep you informed as the structure, planning and activities of the integration are established.


QUESTION
--------
Are Inventory Clerk positions going to be eliminated? Does AmeriSource have Inventory Clerks in their facilities?

ANSWER
------
No decisions have been made as to positions being eliminated. AmeriSource does have Inventory Clerks in their facilities.


QUESTION
--------
In a previous Q & A regarding stock options, you talked about the selling of stock options. You cannot actually sell options can you?

ANSWER
------
Good catch. No, you cannot sell stock options. You "exercise" stock options, which means that you buy the stock of the company at the price the option was issued. Thereafter you are the owner of the shares. They are yours to hold or sell at your sole discretion.


QUESTION
--------
If the pending merger is approved and closes before December 31, will the ESPP program continue until December 31? As I understand, when the merger is consumated the purchase period will end and Bergen stock will be purchased and converted to ABC stock. Let's say the merger is done in October. Will the ESPP deductions continue with the purchase of ABC stock until the end of the year or will the ESPP end as of the merger?

ANSWER
------
The purchase period is from July 1, 2001 through December 31, 2001. However, if the pending merger between Bergen Brunswig and AmeriSource is approved and closes prior to December 31, 2001, the purchase period will end on the day before the merger closing date. Purchases of Bergen stock would be made and would then automatically be converted into AmeriSource-Bergen stock on the transaction closing date.

QUESTION
--------
What's going on with our REWARD checks.

ANSWER
------
REWARD checks are distributed approximately 6 to 8 weeks following the end of a fiscal quarter (December, March, June, September). REWARD checks, where earned, will be distributed no later than May 25, 2001 which would be 8 weeks after the end of the second fiscal quarter.



Forward-Looking Statements
--------------------------
The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.
The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.
Additional Information
----------------------
In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.
Participants in Solicitation
----------------------------
AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.